SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                  HEARTLAND FINANCIAL USA, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           42234Q-10-2
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of reporting person
     S.S. or I.R.S. identification no. of the above person

     DUBUQUE BANK AND TRUST COMPANY
     42-0223620

2.   Check the Appropriate box if a member of a group

     NOT APPLICABLE
          (a)
          (b)

3.   SEC use only

4.   Citizenship or Place of Organization

     STATE OF IOWA

NUMBER OF      5.   Sole voting power: 338,314
SHARES
BENEFICIALLY   6.   Shared voting power: 395,594
OWNED BY
EACH           7.   Sole dispositive power: 338,314
REPORTING
PERSON         8.   Shared dispositive power: 395,594
WITH

9.   Aggregate amount beneficially owned by each reporting person

     733,908

10. Check box if the aggregate amount in row (9) excludes certain shares.

     NOT APPLICABLE

11.  Percent of class represented by amount in row 9

     8.0%

12.  Type of reporting person

     BK

Item 1a.  Name of issuer

          HEARTLAND FINANCIAL USA, INC.

Item 1b.  Address of issuer's principal executive offices

          1398 CENTRAL AVENUE
          DUBUQUE, IOWA 52001

Item 2a.  Name of person filing

          DUBUQUE BANK AND TRUST COMPANY

Item 2b. Address of principal business office, or if none, residence

          1398 CENTRAL AVENUE
          DUBUQUE, IOWA 52001

Item 2c.  Citizenship

          STATE CHARTERED BANK ORGANIZED UNDER THE LAWS OF THE
          STATE OF IOWA

Item 2d.  Title of Class of Securities

          COMMON STOCK, $1.00 PAR VALUE

Item 2e.  CUSIP Number

          42234Q-10-2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b), check whether the person filing is a:

          (b)  Bank, as defined in Section 3(a)19 of the Act.

Item 4.   Ownership

          (a)  Amount beneficially owned: 733,908

               The amount of securities reported as beneficially owned consists of 733,908 shares of the Issuer's common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts. With respect to such shares, the Reporting Person has sole voting and investment power with respect to 338,314 shares and shared voting and investment power over 395,594 shares. The amount reported as beneficially owned does not include 622,704 shares held in trust or other fiduciary accounts and over which the Reporting Person exercises no voting or investment power. The 733,908 shares and the 1,356,612 shares (consisting of the 733,908 shares with sole or shared voting and investment power and the 622,704 with no voting or investment power) represent 8% and 14% respectively, of the issued and outstanding shares of the Issuer. The Reporting Person disclaims beneficial ownership of all 1,356,612 shares and this report shall not be construed as an admission of beneficial ownership for the purposes of Section 13 or any other purpose.

          (b)  Percent of Class: 8.0%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               338,314

               (ii) shared power to vote or to direct the vote:
               395,594

               (iii) sole power to dispose or to direct the disposition of: 338,314

               (iv) shared power to dispose or to direct the disposition of: 395,594

Item 5.   Ownership of Five Percent or Less of a Class

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          The amount of securities reported as beneficially owned consists of shares of the Issuer's common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trusts and other accounts. The Reporting Person is not aware of any person or group of persons who own more than five percent of the Issuer's common stock and for whom the Reporting Person serves as sole or co-fiduciary except that the Reporting Person is co-trustee for a trust over which Evangeline K. Jansen, a director of the issuer, has investment and voting control over all 188,410 shares of the Issuer's common stock held by such trust, and the Reporting Person is a co-trustee of a trust over which Lynn S. Fuller, a director of the Issuer, controls the voting of all 75,146 shares of the Issuer's common stock held by such trust.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the
          Group

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group

          NOT APPLICABLE

Item 10.  Certification

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 1999

                        /s/ Paul Peckosh
                          Paul Peckosh
                  Senior Vice President, Trust